                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                        DIRECT DIAL:
(212) 818-8881                                                    (212) 818-8638

                                                      March 29, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 0511
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: KBL Healthcare Acquisition Corp. II
                      Registration Statement on Form S-1
                      Filed February 25, 2005
                      File No. 333-122988
                      -------------------

Dear Mr. Reynolds:

     On behalf of KBL Healthcare Acquisition Corp. II ("Company"), we respond as follows to the Staff's comments received on March 24, 2005 relating to the above-captioned Registration Statement. Please be advised that in addition to responding to the Staff's comments, the Company has increased the number of
Units being offered under the Registration Statement from 5,000,000 Units to
8,000,000 Units, and the underwriters' overallotment option has been correspondingly increased from 750,000 Units to 1,200,000 Units. Further, all corresponding references to shares of common stock and the warrants comprising the Units have also been changed to reflect the increase in the offering amount.
Captions and page references herein correspond to those set forth in Amendment
No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

GENERAL
-------

1.   PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF
     REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL FROM THE
     NASD THAT THE NASD HAS FINISHED ITS REVIEW AND HAS NO ADDITIONAL CONCERNS
     REGARDING THE UNDERWRITING ARRANGEMENTS IN THIS OFFERING.

United States Securities and Exchange Commission
March 29, 2005

     We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has no additional concerns regarding the underwriting arrangements in this offering.

SUMMARY, PAGE 1
---------------

2.   WE NOTE NUMEROUS STATEMENTS AND ASSERTIONS CONTAINED IN THE SECTIONS
     ENTITLED "PROSPECTUS SUMMARY" AND "PROPOSED BUSINESS" THAT HAVE EITHER
     PARTIAL OR NO SUPPORT. PLEASE PROVIDE US WITH REASONABLE BASIS FOR EACH
     SUCH STATEMENT OR ASSERTION AND SUMMARIZE THE SUPPORT IN YOUR DISCLOSURE.
     IF A THIRD PARTY IS THE SOURCE OF THE INFORMATION, PLEASE NAME THE THIRD
     PARTY AND THE PUBLICATION WHERE THE INFORMATION CAN BE FOUND. IF THE
     INFORMATION IS NOT READILY AVAILABLE TO THE PUBLIC, PLEASE FILE THE THIRD
     PARTY'S CONSENT TO BEING NAMED IN THE PROSPECTUS AND TO THE SUMMARY
     CONTAINED IN THE DISCLOSURE.

     We have revised the disclosure in the registration statement as requested.
We have also supplementally included a copy of "Modern Healthcare's By The
Numbers" (December 20, 2004) and other supporting documentation from the sources cited. With respect to any assertions that are not based on factual support, we have indicated that such assertions are based on the beliefs of the Company's management.

RISK FACTORS
------------

3.   YOU SHOULD PRESENT AS RISK FACTORS ONLY THOSE THAT REPRESENT A MATERIAL
     RISK TO KBL OR INVESTORS IN THIS OFFERING. DO NOT INCLUDE RISK FACTORS THAT
     COULD APPLY TO ANY ISSUER TO OR TO ANY OTHER OFFERING. FOR EXAMPLE, THE
     TWENTY-FOURTH, TWENTY-SIXTH AND TWENTY-NINTH RISK FACTORS ARE GENERIC IN
     NATURE. THESE RISK FACTORS SHOULD BE REVISED, DELETED, OR MOVED TO ANOTHER
     SECTION OF THE PROSPECTUS AS APPROPRIATE.

     We have removed the above-referenced risk factors.

USE OF PROCEEDS
---------------

4.   PLEASE RECONCILE THE LEGAL FEES AND EXPENSES (INCLUDING BLUE SKY SERVICES
     AND EXPENSES), MISCELLANEOUS EXPENSES WITH THE DISCLOSURE IN PART II OF THE
     REGISTRATION STATEMENT.

     The expense information provided in Part II has been included as currently presented to address specific requests from the SEC in previous offerings of this nature. For instance, the SEC specifically requested that we include director and officer liability premiums in Part II while not having it set forth in the prospectus. Accordingly, we do not believe any reconciliation is necessary.

PROPOSED BUSINESS
-----------------

5.   PLEASE PROVIDE IN GREATER DETAIL WHAT IS MEANT BY THE HEALTHCARE INDUSTRY.

United States Securities and Exchange Commission
March 29, 2005

     We believe the term "healthcare industry" is a standard, all-encompassing term used to describe companies involved in health services including managed care, hospitals, healthcare systems, health care companies, physician groups and other healthcare-related entities. The Company has also indicated in the
"Proposed Business" section of the registration statement that it intends to focus its search on acquisition candidates in the following segments of the healthcare industry: healthcare services and delivery; medical equipment, devices and supplies; healthcare information technology; pharmaceuticals;
biotechnology therapeutics; and diagnostics. Accordingly, we do not believe any revisions are necessary to the disclosure contained in the registration statement.

PRIOR INVOLVEMENT OF PRINCIPALS IN BLANK CHECK COMPANIES
--------------------------------------------------------

6.   PLEASE DISCLOSE THE FILE NUMBER OF KBL I. ALSO, GENERALLY DISCUSS THE
     BUSINESS OF CONCORD AT THE TIME OF THE ACQUISITION, AND ANY CONSULTING FEES
     OR FINDERS FEES PAID AS A RESULT OF THE ACQUISITION. STATE WHETHER
     MANAGEMENT HAS HAD ANY OTHER BUSINESS ACTIVITIES INVOLVING SPACS OR BLANK
     CHECK COMPANIES. LASTLY, WE NOTE THAT IN MARCH 1996 CONCORD FILED A FORM
     15. PLEASE SUPPLEMENTALLY ADVISE THE REASON FOR FILING THIS FORM.

     We have revised the disclosure in the registration statement to include the
SEC File number for the original filing of KBL Healthcare Acquisition Corp., as well as to indicate the general business of Concord at the time of the acquisition and whether any consulting fees or finders fees were paid as a result of the acquisition. We have further revised the disclosure in the registration statement to indicate that management has not had any other business activities involving SPACs or other blank check companies. Each of Drs.
Krauss and Berk and Mr. Williamson ceased being affiliated with Concord in
February 1996 prior to its filing of a Form 15. Accordingly, such individuals are unaware of the reasons why Concord determined to file such Form 15.

FINANCIAL STATEMENTS
--------------------

GENERAL
-------

7.   PLEASE NOTE THE UPDATING REQUIREMENTS FOR THE FINANCIAL STATEMENTS PURSUANT
     TO RULES 3-01 AND 3-02 OF REGULATION S-X.

     Duly noted.

8.   PLEASE PROVIDE A CURRENT ACCOUNTANT'S CONSENT IN ANY AMENDMENT.

     A currently dated consent of the independent accountants with typed signature has been included as Exhibit 23.1 to Amendment No. 1 to the
Registration Statement.

United States Securities and Exchange Commission
March 29, 2005

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                 Very truly yours,

                                                 /s/ Jeffrey M. Gallant

                                                 Jeffrey M. Gallant

cc:  Marlene Krauss
     Zachary Berk
     David M. Nussbaum
     Steven Levine
     Floyd Wittlin